Waldencast plc Announces Intention to Voluntarily Delist from Nasdaq and Deregister its Securities under the Exchange Act
Board to recommend that shareholders approve renaming the Company Milk Makeup plc
•The Company’s Board of Directors has approved the voluntary delisting of the Company’s Class A Ordinary Shares and Warrants from Nasdaq and the deregistration of those securities under the Exchange Act.
•Company expects to file a Form 25 with the SEC on or about September 24, 2026; delisting expected to become effective on or about October 4, 2026, with the last day of trading on Nasdaq expected to be October 2, 2026.
•Following completion of the sale of Obagi Medical, Waldencast is a single-brand company; shareholders will be asked at an Extraordinary General Meeting to approve renaming the Company Milk Makeup plc. If approved, the Company intends to seek to have its Class A Ordinary Shares quoted in an over-the-counter market under a new ticker symbol “MLKM”.

LONDON, September 14, 2026 (GLOBE NEWSWIRE) -- Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”) today announced that it has notified the Nasdaq Stock Market LLC (“Nasdaq”) of its decision to voluntarily delist its Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), and its redeemable warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share (the “Warrants”), from Nasdaq and to deregister such securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The Company intends to file a Form 25 (Notification of Removal from Listing) with the Securities and Exchange Commission (the “SEC”) to remove its Class A Ordinary Shares and Warrants from listing on Nasdaq on or about September 24, 2026, and as a result, Waldencast expects that the last trading day of its Class A Ordinary Shares and Warrants on Nasdaq will be on or about October 2, 2026. Thereafter, on or about October 5, 2026, the Company intends to file a Form 15 (Certification and Notice of Termination of Registration) with the SEC to suspend the Company’s reporting obligations under Sections 12(g) and 15(d) of the Exchange Act. Upon filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including Annual Reports on Form 20-F and Current Reports on Form 6-K, will be suspended immediately. The Section 12(b) deregistration is expected to become effective 90 days after the Form 25 filing.
The decision to delist and deregister the Class A Ordinary Shares and Warrants was approved by the Board of Directors of the Company (the “Board”) following an evaluation of a range of factors, including, among others:
•The direct and indirect costs of maintaining a Nasdaq listing and U.S. public reporting status (including audit, legal, advisory, insurance, transfer agent and compliance costs), which have become disproportionate to the size of the Company following the divestiture of Obagi Medical.
•The substantial demands that public company reporting, including compliance with Section 404 of the Sarbanes-Oxley Act, places on senior management's time and on the Company’s finance organization – time the Board believes is better directed to building the Milk Makeup brand.

•The limited trading volume in, and limited public float of, the Company’s Class A Ordinary Shares, and the concentration of the Company’s share register, which the Board believes have not delivered the liquidity, research coverage or valuation benefits that a public listing is intended to provide.
•The Board’s assessment that the Company’s capital structure and financing needs no longer depend on access to the U.S. public equity markets following the full debt paydown with the proceeds from the Obagi Japan trademark sale and the Obagi Medical divestiture.
•The alternatives available to the Company and the Board’s conclusion that the expected cost savings and operational focus outweigh the reduction in liquidity and public information that will result. In the year ended December 31, 2025, the Company incurred central headquarters costs of $18.5 million. The Board expects that a substantial portion of those costs will be eliminated following the delisting and deregistration.
The Board considered the interests of all shareholders, including minority holders, in reaching this decision, and consulted with its financial and legal advisors.
Subject to shareholder approval, the Board has resolved to recommend that the Company be renamed Milk Makeup plc, so that the corporate identity of the Company aligns with its sole operating brand following completion of the sale of Obagi Medical. A change of name requires approval by special resolution under the Company’s Articles of Association and Jersey law. The Company intends to convene an Extraordinary General Meeting in the coming weeks, and a notice of meeting and accompanying materials will be made available to shareholders in accordance with the Company’s Articles of Association. The delisting and deregistration described above are not conditional on approval of the change of name, and the Company intends to proceed on the timetable set out in this announcement regardless of the outcome of the vote.
Following the delisting of the Company’s Class A Ordinary Shares and Warrants from trading on Nasdaq, the Company intends to seek to have its Class A Ordinary Shares quoted in an over-the-counter market under the ticker “MLKM”, where it intends to publish annual audited financial statements. There is no guarantee, however, that trading of the Company’s Class A Ordinary Shares will occur in an over-the-counter market or otherwise.
Separately, any further allocation of transaction proceeds from the sale of Obagi Medical to Bridgepoint, completed on July 30, 2026, remains subject to review by the Board.
The Company reserves the right to postpone or withdraw the above filings prior to their effectiveness; if necessary, the Company will make any further announcements as required by the Nasdaq listing standards and other applicable laws.

The Company expects to publish a trading update for the six months ended June 30, 2026, and comparable periods in the coming weeks.

About Waldencast
Waldencast plc (NASDAQ: WALD) is the parent company of Milk Makeup, the clean prestige beauty brand born from the creative community of Milk Studios in downtown New York City. Founded in 2016, Milk Makeup is built on the values of self-expression and inclusion, captured by its signature “Live Your Look,” and creates vegan, cruelty-free, clean formulas across a portfolio of hero franchises. Milk Makeup is available through milkmakeup.com and retail partners including Sephora, Ulta Beauty and Amazon Premium Beauty in the U.S., and select retailers internationally. For more information, please visit: www.milkmakeup.com.
Forward-Looking Statements
Statements in this release that are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the Company’s intention to delist from Nasdaq and to deregister from the SEC, the intended benefits of the delisting and deregistration, the intended rebranding of the business, the allocation of transaction proceeds from the sale of Obagi Medical and future strategies that may be pursued by the Company. These forward-looking statements generally are identified by the words “intends,” “may,” “will,” “future,” “expects,” “anticipates,” “believes,” “seeks,” “targets” and variations of these words or similar expressions (or the negative versions of such words or expressions) and are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (1) the inability to recognize the anticipated benefits of the delisting and deregistration, including the possibility that the cost savings the Board currently expects are not realized in whole or in part, or are realized more slowly or in lesser amounts than expected; (2) the general impact of geopolitical events, including the impact of current wars, conflicts and other hostilities; (3) the overall economic and market conditions and other information about the Company’s possible or assumed future results of operations or performance; (4) changes in general economic conditions; (5) the impact of any international trade or foreign exchange restrictions, the imposition of new or increased tariffs, and foreign currency exchange fluctuations; (6) the ability to implement the Company’s strategic initiatives and continue to innovate its existing products and anticipate and respond to market trends and changes in consumer preferences; (7) the possibility that the Form 25 or the Form 15 is not filed, or does not become effective, on the expected timetable, or that the SEC denies or delays the deregistration; (8) the possibility that no market maker quotes the Class A Ordinary Shares following the delisting, and the resulting reduction in liquidity and in publicly available information regarding the Company; (9) the ability to obtain shareholder approval for the proposed rebranding and to successfully implement the rebranding of the business; and (10) the outcome of the Board’s review of the allocation of transaction proceeds from the sale of Obagi Medical. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 13, 2026, or in other documents that may be filed or furnished by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Waldencast Contact
Investors ICR Allison Malkin waldencastir@icrinc.com
Media ICR Brittany Fraser waldencastpr@icrinc.com